Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER, 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Second Quarter and First Half of 2018

  Q2 2018 OPERATING RESULTS AFFECTED BY WEAK WHOLESALE BUSINESS ENVIRONMENT AND ADVERSE CURRENCY MOVEMENTS
  COMPANY’S DIRECT RETAIL OPERATIONS STILL IMPROVING ON A LIKE-FOR-LIKE BASIS. ADDITIONAL 3 DOS TO BE OPENED BY THE END OF THE YEAR
  SG&A EXPENSES IN REDUCTION
  PARTNERSHIP WITH KUKA TO EXPAND THE RETAIL NETWORK IN CHINA JUST STARTED

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 21, 2018--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) today approved its second quarter and first half 2018 consolidated financial results.

2018 Second Quarter financial results

Consolidated net sales for the second quarter of 2018 – affected by the poor order flow during March-April - were €108.0 million, down 7.1% from €116.2 million in the same period of 2017. Under constant exchange rates total net sales would have decreased by 3.4%.

The Company reported a quarterly net operating loss of €5.0 million versus a net operating loss of €4.5 million in the second quarter of 2017. Under constant exchange rates, net operating result would have been -€3.3 million. Net loss attributable to Natuzzi S.p.A. and Subsidiaries for the period was €7.4 million, from a net loss of €4.0 million in the same quarter of 2017.

2018 First half financial results

Consolidated net sales for the first half of 2018 were €225.7 million, down 2.7% from €232.1 million in 2017 same period, mainly due to the generalized strengthening of the Euro versus major currencies, USD in particular. Under constant exchange rates, total net sales would have been €237.8 million, or up 2.4%.

Revenues generated by our core business (sales of sofas, beds and furnishings) were €212.0 million, down 2.8% from €218.2 million in last year same period (or up 2.7% under constant exchange rates). Total upholstery net sales decreased by 5.3% at €191.9 million over the first six months of 2017 (or substantially flat under constant exchange rates), partially offset by the 29.9% increase in home furnishings sales (or up 36.9% excluding the currency effect). Our home furnishing offering, representing 24.5% of our Natuzzi Italia net sales, will continue to be an important part of our branded strategy.

During the period, Natuzzi division sales (which includes Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) increased 1.0% at €162.3 million, affected by unfavorable currency movements (they would have been up 7.0% under constant exchange rates). Our low-end offering, Softaly, continues to suffer (-13.7% at €49.7 million) due in particular to the persisting difficulties in the North American market.

Retail division

During the first six months of 2018, sales generated by our Retail division (a network of Directly Operated Stores and concessions) were €30.8 million, up 13.3% over the same period of last year (or +18.2% under constant exchange rates). The increase in sales was mainly attributable to store openings in the last few quarters but also to organic growth.

We reported positive results in the USA (+42.8% or +61.8% under constant exchange rates), Spain (+10.8%) and Switzerland (+3.5%). Sales in Italy were flat notwithstanding the closure of one DOS. Sales from our UK-based retail network decreased (they were €3.6 million from €4.5 million) mainly due to the rationalization of our network, having sold one DOS to an independent partner. The increase in sales in the US was primarily due to the opening of new stores and to the good performance of our Florida-based stores. Our Mexican DOS are providing encouraging sales performance.

During the first six months of 2018, Natuzzi Italia retail net sales were €20.8 million, up 23.7% from €16.8 million in last year comparable period, whereas sales from Natuzzi Editions were €3.0 million (from €3.3 million), and sales from our Divani&Divani by Natuzzi were €7.0 million, substantially flat in the period.

Direct retail sales represented 14.5% of our core business, increasing from 12.5% in the first half of 2017.

As of June 30, 2018, there were 64 DOS, of which 37 operated under the Natuzzi Italia name, 16 Divani&Divani by Natuzzi and 11 Natuzzi Editions. In addition, the Group directly operates 20 Natuzzi Italia concessions. On August 1st, 2018, the above mentioned 11 Natuzzi Editions stores were transferred to the Chinese partnership vehicle with KUKA Group.

The cost reduction plan, together with the new merchandising offered and the increased level of productivity of our stores have contributed to a gradual improvement in our operating results. During the period, our retail network reported net losses of €0.3 million (at the store level), improving from net losses of €0.7 million in 2017 first six months.

The improvement of our retail network emerges also on a Like-For-Like basis. Our same-store network reported total sales of €25.1 million, increasing 2.2% from €24.6 million in 2017 comparable period. In the same period, the operating profit improved to €0.8 million from €0.2 million.

We have completed the turnaround and the upgrade of our stores located in Florida and Mexico. The 3 DOS that we recently opened in USA (Philadelphia, Chicago and Los Angeles-Costa Mesa) are showing encouraging results. The Group confirms the opening of additional 3 DOS by the end of the year, namely 2 in the USA and 1 in France.

Natuzzi wholesale division

Sales from our Natuzzi wholesale division, that distributes branded products through franchised operated stores, were €131.5 million, down 1.5% from €133.4 million in the first half of 2017. Under constant exchange rates, the Natuzzi wholesale division would have increased by 4.7%.

Within the Natuzzi division, Natuzzi Italia franchised sales increased by 6.4% at €53.8 million and Divani&Divani by Natuzzi by 16.6% at €8.7 million. Natuzzi Editions franchised sales decreased by 8.5% at €69.0 million mainly affected by adverse currency movements in North America.

Softaly wholesale division

Sales from the Softaly wholesale business were €49.7 million, down 13.7% from €57.5 million reported in 2017 first half.

For the period, Softaly reported a 5.6% increase in the EMEA region and a 5.9% increase in the Asia-Pacific region, whereas it is still suffering in the North American market (-38.9%).

The recently introduced tariffs will have an impact on retail prices with consequences which are not quantifiable, yet. The Company is now analyzing any action in order to mitigate those impacts.

Gross margin

During the first half of 2018, the consolidated gross margin was equal to 31.9% (or 33.6% at constant exchange rates), versus 30.7% in 2017 first half (or 34.7% after excluding the accrual made last year for legal risks).

The gross margin in the period was affected by unfavorable currency movements and also by increasing prices in some raw materials. In addition, we had an increase in labor cost that passed from 17.8% in 2017 first half (net of the accrual made last year), to 19.4% mainly due to additional costs incurred to respect the delivery terms.

SG&A

“Other SG&A” expenses decreased both in absolute terms and as a percentage of sales as compared to 2017 first half, passing from €50.1 million (or 21.6% on sales) to €46.6 million (or 20.6% as a percentage on sales), thanks to our cost-reduction program, and partly favored by exchange rates.

We will concentrate our DOS expansion in those markets where we already have a retail organization in place to favor the absorption of fixed SG&A costs.

First-half 2018 net Results

During the first six months of 2018, the Group reported an operating loss of €8.0 million compared to €14.7 million in the same period of 2017.

Under constant exchange rates and excluding the accrual made last year for legal risks, the Group would have reported a net operating loss of €3.5 million for the first six months 2018, versus a net operating loss of €5.4 million in 2017 same period.

Group’s net losses attributable to Natuzzi S.p.A. and Subsidiaries were €12.3 million during the first half of 2018 versus €14.7 million in the same period of 2017.

Chairman and CEO Pasquale Natuzzi commented: “As anticipated in the previous quarterly press release, the difficult business scenario in the first part of the year, coupled with unfavorable currency movements, has negatively affected the second quarter of the year.

At the same time, we continue to see our DOS network grow, not only as a result of new openings, but also because of organic growth, and this gives us further incentive to expand our retail network especially in those markets having high potential, such as USA, China and UK.

The transformation of our operations into a retail-oriented Company continues: setting up an efficient Retail organization covering important markets often requires times and resources, but numbers start to support our choice.

We are pleased to have finalized the partnership with KUKA that will allow Natuzzi to leverage on KUKA capabilities and strengths for the Natuzzi expansion in Greater China and, at same time, will let us to concentrate our efforts in North America and Europe.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the most recent Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2018 & 2017 on the basis of Italian GAAP (expressed in millions Euro)

	Three months ended on:		Change	Percentage of Sales
	30-Jun-18	30-Jun-17%		30-Jun-18	30-Jun-17

Upholstery net sales	92.0	101.6	-9.4%	85.2%	87.4%
Furnishings net sales	9.7	7.4	30.6%	9.0%	6.4%
Other sales	6.3	7.2	-12.4%	5.8%	6.2%
Total Net Sales	108.0	116.2	-7.1%	100.0%	100.0%

Consumption (*)	(46.1)	(48.5)	-5.0%	-42.6%	-41.7%
Labor	(20.9)	(20.5)	1.8%	-19.4%	-17.7%
Industrial Costs	(5.6)	(7.6)	-25.8%	-5.2%	-6.5%
of which: Depreciation, Amortization	(2.0)	(2.4)	-14.7%	-1.9%	-2.1%
Cost of Sales	(72.6)	(76.6)	-5.2%	-67.2%	-65.9%

Gross profit	35.4	39.7	-10.7%	32.8%	34.1%

Selling Expenses	(16.6)	(18.0)	-8.1%	-15.3%	-15.5%
Transportation	(10.5)	(10.5)	-0.1%	-9.7%	-9.0%
Commissions	(2.2)	(2.7)	-17.2%	-2.1%	-2.3%
Advertising	(3.8)	(4.8)	-20.5%	-3.6%	-4.2%

Other Selling and G&A	(23.9)	(26.2)	-8.7%	-22.1%	-22.5%
of which: Depreciation, Amortization	(1.0)	(1.0)	-0.3%	-0.9%	-0.8%

Operating income/(loss)	(5.0)	(4.5)		-4.6%	-3.9%

Interest Income/(Costs), Net	(1.1)	(1.2)
Foreign Exchange, Net	(1.5)	0.6
Other Income/(Cost), Net	1.7	1.7
Net Income/(loss) before income taxes	(6.0)	(3.4)		-5.5%	-3.0%

Income taxes	(1.5)	(0.6)		-1.4%	-0.6%

Net Income/(loss)	(7.5)	(4.1)		-6.9%	-3.5%

(Net income)/loss attributable to non-controlling interest	0.1	0.1

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(7.4)	(4.0)		-6.9%	-3.4%

Net income (loss) per Ordinary Share	(0.14)	(0.07)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first six months of 2018 & 2017 on the basis of Italian GAAP (expressed in millions Euro)

	Six months ended on		Change	Percentage of Sales
	30-Jun-18	30-Jun-17%		30-Jun-18	30-Jun-17

Upholstery net sales	191.9	202.7	-5.3%	85.0%	87.3%
Furnishings net sales	20.1	15.5	29.9%	8.9%	6.7%
Other sales	13.8	13.9	-1.3%	6.1%	6.0%
Total Net Sales	225.7	232.1	-2.7%	100.0%	100.0%

Consumption (*)	(97.1)	(94.6)	2.6%	-43.0%	-40.8%
Labor	(43.8)	(50.7)	-13.6%	-19.4%	-21.8%
Industrial Costs	(12.9)	(15.6)	-17.4%	-5.7%	-6.7%
of which: Depreciation, Amortization	(4.1)	(4.9)	-15.7%	-1.8%	-2.1%
Cost of Sales	(153.8)	(160.9)	-4.4%	-68.1%	-69.3%

Gross profit	72.0	71.2	1.1%	31.9%	30.7%

Selling Expenses	(33.4)	(35.8)	-6.6%	-14.8%	-15.4%
Transportation	(21.6)	(20.8)	3.6%	-9.5%	-9.0%
Commissions	(4.9)	(5.3)	-7.7%	-2.2%	-2.3%
Advertising	(7.0)	(9.7)	-27.7%	-3.1%	-4.2%

Other Selling and G&A	(46.6)	(50.1)	-7.1%	-20.6%	-21.6%
of which: Depreciation, Amortization	(1.9)	(1.9)	1.0%	-0.8%	-0.8%

Operating income/(loss)	(8.0)	(14.7)		-3.6%	-6.3%

Interest Income/(Costs), Net	(2.4)	(2.4)
Foreign Exchange, Net	(2.3)	1.3
Other Income/(Cost), Net	2.3	1.7
Net Income/(loss) before income taxes	(10.4)	(14.1)		-4.6%	-6.1%

Income taxes	(1.8)	(0.9)		-0.8%	-0.4%

Net Income/(loss)	(12.2)	(15.0)		-5.4%	-6.5%

(Net income)/loss attributable to non-controlling interest	(0.1)	0.4

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(12.3)	(14.7)		-5.4%	-6.3%

Net income (loss) per Ordinary Share	(0.22)	(0.27)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Jun-18	31-Dec-17

Current assets:
Cash and cash equivalents	36.1	55.0
Marketable debt securities	0.0	0.0
Trade receivables, net	55.0	46.9
Other receivables	19.8	18.7
Inventories	77.8	80.3
Unrealized foreign exchange gains	0.0	0.3
Prepaid expenses and accrued income	1.6	1.0
Deferred income taxes	0.7	0.6
Total current assets	191.1	202.9

Non-current assets:
Net property, plant and equipment	105.7	107.9
Other assets	5.5	5.5
Trade receivables, net	0.0	0.0
Other non-current assets	36.4	1.5
Total non-current assets	147.6	114.9

TOTAL ASSETS	338.7	317.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	21.6	19.7
Current portion of long-term debt	6.1	4.8
Accounts payable-trade	73.7	76.0
Accounts payable-other	66.0	29.8
Accounts payable-shareholders for dividends	0.0	0.0
Unrealized foreign exchange losses	1.0	0.3
Income taxes	1.5	1.3
Deferred income taxes	0.0	0.0
Salaries, wages and related liabilities	17.6	15.7
Total current liabilities	187.5	147.7

Long-term liabilities:
Employees' leaving entitlement	17.2	17.2
Long-term debt	17.4	20.9
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	7.0	6.8
Other liabilities	13.0	16.7
Total long-term liabilities	54.6	61.6

Minority interest	1.8	2.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	28.5	40.1
Total shareholders' equity	94.9	106.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	338.7	317.8

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	30-Jun-18	31-Dec-17
Cash flows from operating activities:
Net result	(12.2)	(31.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6.0	12.8
Other non monetary costs (revenues)	1.2	(2.7)
One-time termination benefit accruals	0.0	0.0
Receivables, net	(9.3)	10.4
Inventories	2.4	(3.2)
Accounts payable	(1.9)	10.1
Other changes in assets and liabilities	(0.5)	7.8
One time termination benefit payment	(1.2)	(8.3)
Total adjustments	(3.2)	26.9

Net cash generated/(used) by operating activities	(15.4)	(4.9)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.2)	(6.6)
Disposals	(0.0)	(0.1)
Government grants received	0.0	0.0
Dividends paid to minority interests	(0.3)	(1.3)
Purchase of business, net of cash acquired	0.0	(3.6)
Disposal/devaluation of business	0.0	0.0

Net cash generated/(used) by in investing activities	(3.5)	(11.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	0.0	12.5
Repayments	(2.2)	(4.7)
Bank overdrafts	1.9	1.5
Net cash generated/(used) by financing activities	(0.3)	9.3

Effect of translation adjustments on cash	0.3	(2.6)

Increase (decrease) in cash and cash equivalents	(18.9)	(9.9)

Cash and cash equivalents, beginning of the year	55.0	65.0

Cash and cash equivalents, end of the period	36.1	55.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo
tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office)
tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	SEPTEMBER 21, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi